TWC TEN, LTD.
                             (A FLORIDA LIMITED PARTNERSHIP)

Financial Statements as of December 31, 1996 and for each of the three years in the period ended December 31, 1996 and Independent
Auditor's Report

                                     TWC TEN, LTD.
                             (A FLORIDA LIMITED PARTNERSHIP)

TABLE OF CONTENTS

                                                                       Page

INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995 AND FOR EACH
    OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996



Balance Sheets                                                         2

Statement of Operations                                                3

Statements of Partners' Capital (Deficit)                              4

Statements of Cash Flows                                               5

Notes to Financial Statements                                          6-10

INDEPENDENT AUDITORS REPORT

To the Partners of
TWC Ten, Ltd.:

We have audited the accompanying balance sheets of TWC Ten, Ltd. (a Florida Limited Partnership) as of December 31, 1996 and 1995 and the related statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the management of the Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWC Ten, Ltd. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





February 14, 1997

                                          TWC TEN, LTD.
                                 (A Florida Limited Partnership)

                                         Balance Sheets
                                   December 31, 1996 and 1995


ASSETS                                                               1996               1995
    Cash and cash equivalents                                  $    97,559       $        200
    Rent receivable, net of allowance for doubtful
      doubtful accounts of $13,505 in both 1996 and
      1995 respectively (Note 1)                                 1,172,726          1,249,157
    Deferred lease commissions, net of accumulated
      amortization of $1,783,713 in 1996 and
      $1,494,581 in 1995 (Note 1)                                  765,140            988,894
    Deferred loan costs, net of accumulated
      amortization of $564,305 in 1996 and
      $493,316 in 1995 (Note 1)                                     23,448             94,437
    Organization costs, net of accumulated amortization
      of $38,750 in 1996 and $27,514 in 1995 (Note 1)               17,431             28,667
    Prepaid expenses and other assest                              211,267             75,230
    Real estate and improvements, net (Notes 1 and 2)           19,355,580         19,786,585

                                                               $21,643,151        $22,223,170


LIABILITIES AND PARTNERS CAPITAL

LIABILITIES
    Mortgage note payable (Notes 1 and 3)                      $20,000,000        $20,000,000
    Accounts payable and accrued expenses                          503,643            496,375
    Accrued interest payable (Note 3)                                 -               197,114
    Due to bank                                                       -                48,304

        Total liabilities                                       20,503,543         20,741,793


COMMITMENTS AND RELATED PARTY
  TRANSACTIONS (Notes 4 and 5)

PARTNER'S CAPITAL (DEFICIT) (Note 1)
  Taylor Simpson Group                                         $ 4,990,070       $  5,331,939
  Existing Partners                                             (3,850,562)        (3,850,562)

        Total partners' capital                                  1,139,508          1,481,377

                                                               $21,643,151        $22,223,170









                         See accompanying notes to financial statements

                                              TWC TEN, LTD.
                                     (A Florida Limited Partnership)

                                        STATEMENTS OF OPERATIONS

                              YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996           1995            1994

RENTAL REVENUES (Notes 1 and 4)                              $5,275,305     $4,343,102      $4,174,012

OPERATING EXPENSES:
   Depreciation and amortization (Notes 1 and 2)              1,610,226      1,509,063       1,389,200
   Building services                                            433,916        387,605         365,030
   Utilities                                                    403,245        376,239         361,862
   Repairs and maintenance                                       93,452         85,022          61,381
   Real estate taxes                                            647,745        652,100         424,816
   Management fees (Note 5)                                     164,558        127,966         125,730
   Administration and other                                     178,063        173,698         158,093

      Total operating expenses                                3,531,205      3,311,693       2,886,112

OPERATING INCOME                                              1,744,100      1,031,409       1,287,900

INTEREST EXPENSE, NET                                         1,688,643      1,677,016       1,694,223

NET INCOME (LOSS)                                            $   55,457     $ (645,607)     $ (406,323)
































                             See accompanying notes to financial statements.

                                                      TWC TEN, LTD.
                                             (A Florida Limited Partnership)

                                        STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
                                      YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                  Taylor Simpson Group                                 Existing Partners
                                      Allocated                           Preferred    Allocated
                           Capital      (Loss)        Net       Capital     Capital      (Loss)        Net       Net

Balance, January 1, 1994  $6,669,289 $  (430,633) $6,238,656 $16,971,626 $    -       $(20,822,188)$(3,850,562)$2,388,094

Capital contribution         621,428       -         621,428       -          -             -            -        621,428

Capital distribution        (431,436)      -        (431,436)      -          -             -            -       (431,436)

Net loss                       -        (406,323)   (406,323)      -          -             -            -       (406,323)

Balance, December 31, 1994 6,859,281    (836,956)  6,022,325  16,971,626      -        (20,822,188) (3,850,562) 2,171,763

Capital contribution         509,260       -         509,260       -          -             -            -        509,260

Capital distribution        (554,039)      -        (554,039)      -          -             -            -       (554,039)

Net loss                       -        (645,607)   (645,607)      -          -             -            -       (645,607)

Balance, December 31, 1995 6,814,502  (1,482,563)  5,331,939  16,971,626      -        (20,822,188) (3,850,562) 1,481,377

Capital contribution         282,746       -         282,746       -          -             -            -        282,746

Capital distribution        (680,072)      -        (680,072)      -          -             -            -       (680,072)

Net income                     -          55,457      55,457       -          -             -            -         55,457

Balance, December 31, 1996$6,417,176 $(1,427,106) $4,990,070 $16,971,626 $    -       $(20,822,188)$(3,850,562)$1,139,508




















                                     See accompanying notes to financial statements.

                                              TWC TEN, LTD.
                                     (A Florida Limited Partnership)

                                        STATEMENTS OF CASH FLOWS

                              YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996           1995            1994
CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
   Net income (loss)                                         $   55,457     $ (645,607)     $ (406,323)
   Adjustments to reconcile net loss to net
      cash provided from operating activities:
        Depreciation and amortization                         1,610,226      1,509,063       1,389,200
        Provision for doubtful accounts                           -              -              11,679
        Cash provided from (used in) changes in:
          Rent receivable                                        76,431        189,420         226,457
          Deferred lease commissions                            (65,377)      (614,196)       (306,721)
          Prepaid expenses and other assets                    (136,037)        36,784         (17,077)
          Accounts payable and accrued expenses                   7,268        158,157        (218,343)
          Accrued interest payable                             (197,114)        55,448           -
          Due to bank                                           (48,304)        48,304           -

            Net cash provided from operating
              activities                                      1,302,550        737,373         678,872

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Expenditures for improvements                               (807,865)      (901,654)       (960,537)

            Net cash used in investing activities              (807,865)      (901,654)       (960,537)

CASH FLOWS PROVIDED FROM (USED IN) FINANCING
  ACTIVITIES:
      Capital distributions - Taylor Simpson Group             (680,072)      (554,039)       (431,436)
      Capital contributions - Taylor Simpson Group              282,746        509,260         621,428

            Net cash (used in) provided from
              financing activities                             (397,326)       (44,779)        189,992

            Net increase (decrease) in cash and
              cash equivalents                                   97,359       (209,060)        (91,673)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        200        209,260         300,933

CASH AND CASH EQUIVALENTS, END OF YEAR                       $   97,559     $      200      $  209,260



SUPPLEMENTAL CASH FLOW INFORMATION:
   The partnership paid interest of approximately $1,700,000 in 1996, 1995 and 1994.






                             See accompanying notes to financial statements.                 table 1

TWC TEN, LTD.
(A Florida Limited Partnership)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - TWC Ten, Ltd., a Florida limited partnership (the "Partnership"), was formed December 30, 1983 to acquire approximately 13 acres of land and to develop and construct an eleven-story 259,513 square foot office building and structured parking deck containing 765 parking spaces (the "Project") in Tampa, Florida.

Bayport, Ltd., a partnership in which Dean Witter Realty Growth
Properties, L.P. is a substantial general partner, was the majority general partner. The remaining limited partnership interests were held by owners and employees of the Wilson Company ("Wilson
Partners").

On July 19, 1993, the Partnership Agreement was amended and restated (the "Amended and Restated Partnership Agreement"). The partners under the Amended and Restated Partnership Agreement are the original partners (the "Existing Partners") and the Taylor Simpson Group ("TSG"). The partners in TSG are Westrock Realty Associates, L.P., Ltd., as a limited partner and Bayrock Realty Associates, L.P., Ltd., as a general partner.

The Amended and Restated Partnership Agreement requires certain capital contributions by the partners. TSG is required, as necessary, to fund up to $9,000,000 of capital contributions. Through December 31, 1996, $5,339,068 has been contributed as an initial capital contribution and $2,928,270 has been contributed as an additional capital contribution. The remaining unfunded balance is to be contributed from time-to-time to fund operating deficits. As of the date of the amended and Restated Partnership Agreement, the Existing Partners contributed shortfall loans of $1,232,516, additional shortfall loans of $3,295,259, and accrued interest payable thereon of $2,331,831 to the Partnership. They also caused to be discharged $813,404 of amounts payable to TWC Eleven, Ltd. (an Existing Partner) and paid $140,000 of accrued interest payable and $12,325 of accrued expenses on behalf of TWC Ten, Ltd.

Profits (losses) are allocated based on the provisions of the Amended and Restated Partnership Agreement. Profits are allocated 20% to the Existing Partners and 80% to TSG until TSG has received an annual return of 12% on the average amount of their unrecovered capital. Once TSG has received 12% return on the average amount of their unrecovered capital, profits are to be allocated 50% to the Existing Partners and 50% to the Existing Partners and 50% to TSG. Losses are allocated 100% to TSG to the extent of TSG's adjusted capital account. Thereafter, losses are allocated 50% to the Existing Partners and 50% to TSG.
The Amended Restated Partnership also includes a provision whereby TSG is to receive guaranteed payments on the amount of TSG's unrecovered capital. TSG's unrecovered capital is 6% for the two years, beginning with the year ended December 31, 1993. The return on capital is 8.5% thereafter. Guaranteed payments made to TSG were $680,072, $554,039 and $431,436 for the years ended December 31,
1996, 1995 and 1994, respectively.

Use of Estimates - The Partnership's records are maintained on the accrual basis of accounting for financial reporting and tax purposes. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and cash on deposit and short-term investments with original maturities of less than 90 days.

Real Estate and Improvements - Real estate and improvements are recorded at cost less accumulated depreciation and amortization. Cost includes land and improvements, direct construction costs, indirect project costs and carrying costs including real estate taxes and interest incurred during the construction period.

Depreciation and amortization is computed on the straight-line basis over the estimated useful lives of the assets: building and building improvements, 15 to 40 years; leasehold improvements, primarily over the lives of the related leases, which is 3 to 15 years.

At least annually, and more often if circumstances dictate, the Partnership evaluates the recoverability of the net carrying value of its real estate. As part of this evaluation, the fair values of each of the properties are estimated (in some cases with the assistance of outside real estate consultants) based on discounted cash flows. The fair values are compared to the properties' carrying amounts in the financial statements. A deficiency in fair value relative to carrying amount is an indication of the need for a writedown due to impairment. In such case, the expected future net cash flows from the property are estimated for a period of approximately five years, along with estimated sales proceeds at the end of the period. If the total of these future undiscounted cash flows were less than the carrying amount of the property, the property would be written down to its fair value, and a loss on impairment recognized by a charge to earnings. The Partnership's accounting policy complies with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Because the determination of fair value is based upon projections of future economic events such as property occupancy rates, rental rates, operating costs, inflation, and market capitalization rates which are inherently subjective, the amounts ultimately realized at disposition my differ materially from the net carrying value as of December 31, 1996. The cash flows used to determine fair value and net realizable value are based on good faith estimates and assumptions developed by the General Partner. Unanticipated events and circumstances may occur and some assumptions may not materialize; therefore, actual results may vary from the estimates and the variances may be material. The Partnership may provide write-downs which could be material in subsequent years if real estate markets or local economic conditions change.

Rental Revenues and Rents Receivable - Rental revenues and rents receivable are recorded in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," whereby rental revenue is recognized on a straight-line basis by totalling all rents due under the lease, including fixed increases, and dividing by total months of occupancy, including free rent periods.

Deferred Lease Commissions - Deferred lease commissions are amortized on a straight-line basis over the lives of the related leases.

Organizational Costs - Organizational costs relate to the costs of establishing the Partnership and are amortized on a straight-line basis over 5 years.

Deferred Loan Costs - Deferred loan costs related to the construction financing are included in the cost of the building and are amortized on a straight-line basis over the life of the building. Deferred loan costs related to the mortgage payable are being amortized on a straight-line basis over the life of the mortgage.

Income Taxes - No income taxes have been provided for in these financial statements as any such taxes, or benefits, are recognized by the individual partners.

Fair Value of Financial Instruments - The estimated fair value of amounts reported in the financial statements have been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The fair value of long-term debt approximates the carrying value.

2.  REAL ESTATE AND IMPROVEMENTS

Real estate and improvements at December 31, 1996 and 1995 consists of the following:

                                                         1996                   1995
Building and improvements                            $26,838,927            $26,031,100
Land and improvements                                  3,013,137              3,013,100
                                                      29,852,064             29,044,200

Less accumulated depreciation and amortization       (10,496,484)            (9,257,615)

                                                     $19,355,580            $19,786,585

Depreciation and amortization expense on real estate and improvements was $1,234,406, $1,170,130 and $1,117,892 for the years ended December 31, 1996, 1995 and 1994, respectively.

3.  MORTGAGE NOTE PAYABLE

The mortgage note payable, which was refinanced on July 19, 1993, bears interest payable monthly at 8.5%. The mortgage note payable is secured by substantially all real estate and improvements, rents, leases and profits and is due on September 1, 1999. Prior to the refinancing, the mortgage note carried interest at 11.75%. There are no principal payments required to be made on the refinanced mortgage note until the maturity date of September 1, 1999.

4.  LEASE COMMITMENTS

Tenant leases specify minimum rentals and, in some cases, annual fixed increases. Lease terms range from 3 to 5 years.

Future minimum rental receipts due to succeeding fiscal years under noncancelable operating leases are as follows:

        Year           Amount
        1997           $ 4,624,179
        1998             4,139,969
        1999             3,389,252
        2000             2,164,057
        Thereafter       3,760,033

        Total          $18,077,490

5.  RELATED PARTY TRANSACTIONS

Interest on shortfall loans was compounded monthly at a rate of prime plus 1% (9.25% at December 31, 1996) until the Partnership Agreement was amended and restated on July 19, 1993. At that time, accrued interest of $2,331,831 was contributed to the Partnership as part of the Existing Partners' additional capital contribution.

In December 1988, TWC Eleven, Ltd. paid $829,771 of accrued interest and principal in additional shortfall loans on the Partnership's behalf. The $829,711 was reflected on the Partnership's balance sheet as due to TWC Eleven, Ltd. until July 18, 1993 when $813,404 was contributed to the Partnership as part of the Existing Partners' additional capital contribution.

On July 19, 1993, as part of the Amended and Restated Partnership Agreement, the management agreement was amended whereby the Wilson Management Company will receive 3% of all rental revenue collected, a 4% lease-up fee for all new leases, and monthly reimbursement of $875 for office expenses. Management and lease-up fees were approximately $176,732 in 1996, $346,400 in 1995 and $227,400 in
1994. The Wilson Management Company was also reimbursed approximately $151,834, $92,300 and $92,500 in 1996, 1995 and 1994,
respectively, primarily for salary costs incurred on behalf of the Partnership.

On August 1, 1993, the Wilson Management Company renewed its 10,806 square-foot lease for five years beginning March 1, 1994. The new lease requires monthly payments of $16,209 until February 28, 1999. Rental revenues earned under this lease agreement were approximately $219,574 in 1996, $195,000 in 1995 and $196,000 in 1994.

The Amended and Restated Partnership Agreement as of July 19, 1993 requires the Partnership to pay guarantee payments to TSG equaling 6% to TSG's unrecovered capital for two years, beginning with the year ended December 31, 1993 and 8.5% thereafter. Guaranteed payments to the TSG for 1996, 1995 and 1994 totaled $680,072, $554,039 and $431,436, respectively.

Solutions, Inc., an affiliate of The Wilson Company, performed construction work, primarily tenant improvements, on a cost-plus basis totaling approximately $257,051 in 1996, $407,035 in 1995 and $775,687 in 1994. Certain amounts of these improvements were reimbursed to the Partnership by tenants.

The Wilson Construction Company, an affiliate of The Wilson Company, performed construction work on the base of the office building totaling $1,092 and $257,845 during 1995 and 1994, respectively. There was no work performed by the Wilson Construction Company during the year ended December 31, 1996.